May 9, 2016

Michael Clampitt, Esq.

Senior Staff Attorney

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Randolph Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 20, 2016
File No. 333-209935

Dear Mr. Clampitt:

This letter is submitted on behalf of Randolph Bancorp, Inc. (the “Company”) in response to comments of the staff of the Office of Financial Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-l, File No. 333-209935 (the “Registration Statement”) filed on April 20, 2016 as set forth in your letter, dated May 3, 2016 (the “Comment Letter”), to James P. McDonough of Randolph Bancorp, Inc.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Page references in the responses refer to the pages in the Registration Statement as filed with the Commission.

Recent Developments Of Randolph Bancorp

Comparison of Operating Results for the Three Months Ended March 31, 2016 and 2015

Other Non-interest Income, page 42

1. We note that you have reported the gain on sale of real estate within Other Non-interest Income. Please revise to present the net cost of operation of other real estate within noninterest expense as required by Rule 9-04 14(d) of Regulation S-X.

Michael Clampitt, Esq.

Securities and Exchange Commission

May 9, 2016

Response to Comment No. 1:

Pages 37 and 38 of the prospectus have been revised under “Recent Developments Of Randolph Bancorp—Comparison of Operating Results for the Three Months Ended March 31, 2016 and 2015—Other Non-interest Income” in response to the Staff’s comment. As requested, the Company has reflected the $19,000 gain on sale of real estate as a component of noninterest expense.

Summary Selected Pro Forma Condensed Consolidated Financial Data, page 49

2. Please revise the Pro Forma Combined Operating Data to reflect the amounts appearing on page 67 under the title Pro Forma Data—Pro Forma Unaudited Condensed Consolidated Financial Statements—Pro Forma Unaudited Condensed Consolidated Statement of Income For the Year Ended December 31, 2015.

Response to Comment No. 2:

Page 43 of the prospectus has been revised under “Summary Selected Pro Forma Condensed Consolidated Financial Data” in response to the Staff’s comment.

Pro Forma Data

Additional Pro Forma Data, page 72

3. We have reviewed your response to comment 29. Please revise Note 4 to reflect your computation of the pro forma stock option adjustment for the fiscal year ended December 31, 2015 for all offering levels. In this regard, state that 25% of the amortization expense results in a tax benefit using an assumed tax rate of 34%.

Response to Comment 3:

Page 63 of the prospectus has been revised under “Pro Forma Data—Additional Pro Forma Data” in response to the Staff’s comment.

Consolidated Financial Statements of Randolph Bancorp

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-9

4. We have reviewed your response to comment 39. Please disclose the accounting policy used to account for acquisitions.

Michael Clampitt, Esq.

Securities and Exchange Commission

May 9, 2016

Response to Comment No. 4:

Page F-14 of the prospectus has been revised under “Consolidated Financial Statements of Randolph Bancorp—Notes to Consolidated Financial Statements—Note 1. Summary of Significant Accounting Policies” in response to the Staff’s comment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (202) 346-4113.

Sincerely,

/s/ Matthew Dyckman

Matthew Dyckman

cc:	James P. McDonough, President and Chief Executive Officer
Michael K. Devlin, Executive Vice President and Chief Financial Officer
Randolph Bancorp
Randolph Savings Bank

William P. Mayer Esq.
Goodwin Procter LLP